FUDA GROUP (USA) CORPORATION

48 Wall Street, 11th Floor

New York, New York 10005 USA

646-751-7488

November 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Fuda Group (USA) Corporation

Registration Statement Amendment 9 on Form S-1

Filed November 16, 2016

File No. 333-208078

Gentlepersons:

In regard to the above referenced Registration Statement, the Fuda Group (USA) Corporation (the “Company”) and its management acknowledge that:

* Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

* The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FUDA GROUP (USA) CORPORATION

/s/ Xiaobin Wu
Chief Executive Officer